UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
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                                (Name of Issuer)

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                                  Common Stock
                         (Title of Class of Securities)

                                    285229100
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                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600
--------------------------------------------------------------------------------

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                 October 6, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     1       The D3 Family Fund, L.P.

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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)      [X]
     2       (b)      [ ]

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     3        SEC USE ONLY


--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)
              WC
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Washington
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      598,762 Common shares (2.2%)
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       598,762
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 598,762; for all reporting persons as a group, 4,060,127 shares (15.0%)*

--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)
              PN
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*See Item 5 of this Amendment

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     1       NAME OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             The D3 Family Bulldog Fund, L.P.

--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)      [X]
     2       (b)      [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)
              WC
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Washington
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      2,414,476 common shares (8.9%)
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       2,414,476
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 2,414,476; for all reporting persons as a group, 4,060,127 shares (15.0%)*

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             The D3 Family Canadian Fund, L.P.

--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (c)      [X]
     2       (d)      [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (See Instructions)
             WC
--------------------------------------------------------------------------------


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Washington
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      232,475 common shares (0.9%)
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       232,475
--------------------------- ----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 232,475 shares; for all reporting persons as a group, 4,060,127 shares (15.0%)*

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)      [X]
     2       (b)      [  ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (See Instructions)
             WC
--------------------------------------------------------------------------------


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Bahamas
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      814,414 common shares (3.0%)
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       814,414
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 814,414; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

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     1       NAME OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Nierenberg Investment Management Company, Inc.

--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)      [X]
     2       (b)      [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)
              AF
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Washington
-------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      4,060,127 shares (15.0%)*
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       4,060,127 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 4,060,127; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a)      [X]
     2        (b)      [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)
              AF
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------

              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Bahamas
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      814,414 common shares (3.0%)
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       814,414 common shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 814,414 for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

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     1        NAME OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              David Nierenberg
--------------------------------------------------------------------------------

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (c)      [X]
     2        (d)      [  ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)
              AF
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        United States of America
--------------------------------------------------------------------------------

     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    0
                            ----------------------------------------------------
         OWNED BY
           EACH                        SHARED VOTING POWER
        REPORTING               8      4,060,127 shares (15.0%)*
                            ----------------------------------------------------

          PERSON                9      SOLE DISPOSITIVE POWER

           WITH                        0
                            ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       4,060,127 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              For the reporting person listed on this page, 4,060,127; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       15.0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

         This Amendment No. 11 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4.  Purpose of Transaction

         The Reporting Persons are calling upon ESIO to commit to an immediate and continuing substantial share repurchase program. The Reporting Persons have also requested an exemption that would allow them to acquire up to 19.99% of ESIO's shares, should they so choose, without triggering ESIO's shareholder rights plan. These requests were made in a letter dated October 6, 2007 which the Reporting Persons, through David Nierenberg, sent to ESIO's CEO Nick Konidaris. The letter is attached to this filing and is incorporated by reference herein.

         The statements by the Reporting Persons in the above-referenced letter regarding their investment in ESIO represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are forward-looking statements that are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting ESIO and/or extrinsic factors such as developments in ESIO's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss ESIO and their investment in it with the directors and executive officers of ESIO and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5.  Interest in Securities of the Issuer

         (a, b) The Reporting Persons, in the aggregate, beneficially own 4,060,127 common shares, constituting approximately 15.02% of the outstanding shares.

         The last purchases of ESIO shares by any of the Reporting Persons were on July 24, 2008. Based on what was then the most reason publicly-reported number of ESIO shares outstanding (27,090,598 as of June 6, 2008, as set forth in ESIO's June 11, 2008 Form 10-K for the transition period June 3, 2007 to March 29, 2008), those purchases resulted in the Reporting Persons then beneficially owning in the aggregate 14.99% of ESIO's outstanding common shares. Subsequent to those last purchases of ESIO shares by the Reporting Persons, in its August 5, 2008 Form 10-Q for the quarter ended June 28, 2008, ESIO reported a reduced number of outstanding common shares as of July 31, 2008 (27,026,125). For the purposes of this Amendment, the Reporting Persons have calculated their aggregate percentage beneficial ownership (15.02%) based on that later lower reported number.

Item 7.  Material to be filed as Exhibits

         Exhibit 1 to this Amendment is the letter referred to in response to
Item 4 of this Amendment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                   D3 Family Fund, L.P., D3 Family Bulldog
                                   Fund, L.P., and D3 Family Canadian Fund, L.P.

                                   By: Nierenberg Investment Management
                                       Company, Inc.

                                   Its: General Partner

October 7, 2008                    By: /s/ David Nierenberg
-------------------------              ----------------------------------------
                                               David Nierenberg, President

                                   DIII Offshore Fund, L.P.

                                   By: Nierenberg Investment Management
                                       Offshore, Inc.

                                   Its: General Partner

October 7, 2008                    By: /s/ David Nierenberg
-------------------------              ----------------------------------------
                                               David Nierenberg, President

                                   Nierenberg Investment Management
                                   Company, Inc.

October 7, 2008                    By: /s/ David Nierenberg
-------------------------              -----------------------------------------
                                       David Nierenberg, President

                                   Nierenberg Investment Management
                                   Offshore, Inc.

October 7, 2008                    By: /s/ David Nierenberg
-------------------------              -----------------------------------------
                                           David Nierenberg, President

October 7, 2008                    /s/ David Nierenberg
-------------------------          ---------------------------------------------
                                       David Nierenberg